Seligman Pennsylvania Municipal Fund Series
                              Exhibit: Sub-item 77C
                 Matters Submitted to a Vote of Security Holders

Shareholders of Seligman Pennsylvania Municipal Fund Series voted on the following proposal at a Special Meeting of Shareholders held on June 2, 2009. Shareholders voted in favor of the proposal. A description of the proposal and number of shares voted are as follows:

Proposal
To approve an Agreement and Plan of Reorganization between Seligman Pennsylvania Municipal Fund Series and Seligman National Municipal Class:

                  For               Against            Abstain
              929,636.946         185,371.530        30,634.292